EATON & VAN WINKLE LLP
Three Park Avenue, 16th floor
New York, NY 10016

January 20, 2010

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561

Re.	Sunnyside Acres Mobile Estates
Form 10-K for Fiscal Year ended December 31, 2008
Form 10-Q for the Quarter Ended September 30, 2009
File No. 000-49768

Dear Ms. Jenkins:

On behalf of Sunnyside Acres Mobile Estates, a Nevada corporation (the “Company”), I am submitting this letter in response to the Staff’s letter of comment dated December 31, 2009 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (“2008 Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009. Amendments to those filings have been filed contemporaneously with this letter.

Our responses below have been numbered to correspond to the Staff’s comments.  A letter from the Company acknowledging responsibility for the filings under the Securities Exchange Act has been filed contemporaneously with this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008
Financial Statements

Statements of Stockholders' Deficit, pace F-5

1.
You disclose in Note 2- Stockholders' Equity (Common Stock) that prior period financial information was restated to reflect the 8-for-1 stock split effected on October 10, 2007; however, we note no restatement was made. Please revise the statement of stockholders' deficit to give retroactive effect to the stock split or explain to us why these changes are not required. Refer to the guidance in SAB Topic 4.C.

Response: The Statement of Stockholders’ Deficit has been revised to reflect the stock split referred to in Note 2 to the Financial Statements.

Item 9A. Controls and Procedures, page 9

2.
We note that you did not provide your conclusion of the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of December 31, 2008. Please present this disclosure separately from management's report on internal control over financial reporting. See Item 307 of Regulation S-K. Consider whether the omission of this required information is an indication that disclosure controls and procedures were not effective as of December 31, 2008.

Response: Disclosure concerning the effectiveness of the Company’s disclosure controls and procedures at the end of the period covered by the report has been included in the amendments.

3.
We note your disclosure that management performed an assessment of the effectiveness of your internal control over financial reporting and concluded that "[y]our operational procedures were adequate in the areas of cash and bank account management processes." We further note that you restated your 2007 financial statements. Please revise to disclose in clear and unequivocal language whether your internal controls over financial reporting are effective or not effective as of December 31, 2008. Refer to Item 308T(a)(3) of Regulation S-K.

Response: Management’s report concerning the effectiveness of the Company’s internal controls over financial reporting included in the amendment to 2008 Form 10-K has been revised in response to this comment.

4.
If management concludes that internal controls over financial reporting are effective, please explain to us the basis for this conclusion considering your reference to a lack of internal controls over financial reporting in 2007 plus your disclosure in the 2008 Forms 10-Q and 10-K that there have been no changes in internal controls during 2008.

Response: Management’s report concerning internal controls over financial reporting included in the amendment to 2008 Form 10-K has been revised in response to this comment to state that the Company’s internal controls over financial reporting were not effective at December 31, 2008.

5.
If management concludes that internal controls over financial reporting are not effective, please describe all material weaknesses, how and when they were discovered and the steps that have been or will be taken to remediate the weaknesses.

Response: Management’s report concerning the Company’s internal controls over financial reporting included in the amendment to 2008 Form 10-K has been revised in response to this comment to state that the Company’s internal controls over financial reporting were not effective at December 31, 2008, and to describe all material weaknesses, how and when they were discovered and the steps that have been or will be taken to remediate the weaknesses.

Exhibit 31.1 – Section 302 Certification
6.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Refer to Item 601(b)(31) of the Regulation S-K.

Response: The Section 302 certifications included in the amendments have been revised in response to this comment.

Please direct your comments or questions concerning the matters discussed in this letter to me at (212) 561-3604, or in my absence, Mark Orenstein at 212 561-3638, or fax them to me at (212) 779-9928, 9930 or 9931.

Very truly yours,

/s/ Vincent J. McGill

cc.:	Nasreen Mohammed, Assistant Chief Accountant
Rachel Howard Staff Accountant